SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G

                                ________________

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)*


                                 ARTISTdirect, Inc.
                                 (Name of Issuer)

                                  Common Stock
                            (Title of Class of Securities)

                                    04315D400
                                  (CUSIP Number)

                                 January 30, 2009
               (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

___________

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 04315D400
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON

          DKR Capital Partners, LP
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    8,845,803 shares of common stock;
OWNED BY

EACH           _____________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    8,845,803 shares of common stock;

_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,845,803 shares of common stock;

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          15.8%

_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IA
_____________________________________________________________________________


CUSIP No. 04315D400
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON

          DKR Oasis Management Company, LP
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    8,845,803 shares of common stock;
OWNED BY

EACH           _____________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    8,845,803 shares of common stock;

_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
	  BY EACH REPORTING PERSON
          8,845,803 shares of common stock;

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          15.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IA
_____________________________________________________________________________


CUSIP No. 04315D400
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON

          DKR SoundShore Oasis Holding Fund, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    8,845,803 shares of common stock;
OWNED BY

EACH           _____________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    8,845,803 shares of common stock;

_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,845,803 shares of common stock;

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          15.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          OO
_____________________________________________________________________________


CUSIP No. 04315D400
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON

          Seth Fischer
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
                _____________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    8,845,803 shares of common stock;
OWNED BY

EACH           _____________________________________________________________

               (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    8,845,803 shares of common stock;

_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          8,845,803 shares of common stock;

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          15.8%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON
          IN
_____________________________________________________________________________


CUSIP No.   04315D400

ITEM 1(a).  NAME OF ISSUER:
            ARTISTdirect, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            5670 Wilshire Voulevard, Suite 200
	    Los Angeles, CA 90036
	    United States

ITEM 2(a).   NAME OF PERSONS FILING:
     This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

          (i) DKR Capital Partners, L.P., a Delaware limited partnership ("DKR"), is a registered investment adviser and the managing general partner of the Investment Manager (as defined below), which is the investment manager of DKR SoundShore Oasis Holding Fund, Ltd. ("SoundShore Oasis") with respect to the shares of common stock reported in this Schedule 13G.

         (ii) DKR Oasis Management Company, LP, a Delaware limited partnership (the "Investment Manager"), is the investment manager of SoundShore Oasis with respect to the shares of common stock reported in this
	      Schedule 13G.

         (iii) DKR SoundShore Oasis Holding Fund, Ltd., a Cayman Islands exempted company ("SoundShore Oasis"), with respect to the shares of common stock owned by it.

          (iv) Seth Fischer ("Mr. Fischer") is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of SoundShore Oasis, including the shares of common stock reported in this Schedule 13G owned by such investment funds.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PERSONS FILING:
     The address of the principal business office of each of DKR and the Investment Manager is 1281 East Main Street, Stamford, CT 06902. The address of the principal business office of SoundShore
Oasis is c/o Codan Trust Company (Cayman) Ltd., Cricket
Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111.
The address of the principal business office of Mr. Fischer is Suite 2608, 26th Floor, Two Exchange Square, Central, Hong Kong.

ITEM 2(c).   CITIZENSHIP:
          DKR and the Investment Manager are Delaware limited partnerships. SoundShore Oasis is a Cayman Islands exempted company. Mr. Fischer is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $0.01 per share

ITEM 2(e).  CUSIP NUMBER:      04315D400

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act;

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

          (g) [ ]   Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G);

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX.
	[X]


CUSIP No. 04315D400

ITEM 4.   OWNERSHIP.

          DKR is a registered investment adviser and the managing general partner of the Investment Manager, which is the investment manager of SoundShore Oasis with respect to which it has voting and dispositive authority over the shares of common stock reported in this
Schedule 13G. Mr. Fischer is responsible for the supervision of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of SoundShore Oasis, and therefore may be deemed to be the beneficial owner of the shares of common stock owned by such investment fund reported in this Schedule 13G.

          Each of DKR, the Investment Manager and Mr. Fischer hereby disclaims beneficial ownership of any such shares of common stock.

	A.  DKR
         (a) Amount beneficially owned:
	      8,845,803 shares of common stock;

         (b) Percent of class: 15.8%
	     The percentages in this Schedule 13G are based upon an aggregate of 56,077,158 shares of common stock which consists of (i) the 10,344,666 shares of common stock reported as outstanding as of October 31, 2008 in the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed on November 13, 2008 and
             (ii) the 45,732,492 shares of common issued on January 30, 2009, as reported in the issuer's current report on Form 8-K filed on November 13, 2008, and assumes the exercise of the reported warrants.

         (c) Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii) shared power to vote or to direct the vote 8,845,803 shares of common stock;
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv) shared power to vote or to direct the vote 8,845,803 shares of common stock;

      B.  Investment Manager
        (a)  Amount beneficially owned:
	     8,845,803 shares of common stock;

        (b)  Percent of class:  15.8%

        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii) shared power to vote or to direct the vote 8,845,803 shares of common stock;
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv) shared power to vote or to direct the vote 8,845,803 shares of common stock;

      C.  SoundShore Oasis
        (a)  Amount beneficially owned:
	     8,845,803 shares of common stock;

        (b)  Percent of class: 15.8%

        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   shared power to vote or to direct the vote
                         8,845,803 shares of common stock;
                  (iii)  sole power to dispose or to direct the disposition of
			 0
                  (iv) shared power to dispose or to direct the disposition 8,845,803 shares of common stock;

      D.  Mr. Fischer
        (a)  Amount beneficially owned:
	     8,845,803 shares of common stock;

        (b)  Percent of class: 15.8%

        (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         0
                  (ii)   8,845,803 shares of common stock;
                  (iii) sole power to dispose or to direct the disposition of 0
                  (iv) shared power to dispose or to direct the disposition 8,845,803 shares of common stock;

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. DKR is the managing general partner of the Investment Manager, which is the investment manager of SoundShore Oasis with respect to which it has voting and dispositive authority over the shares of common stock reported in this Schedule 13G. Mr. Fischer is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of SoundShore Oasis, and therefore may be deemed to be the beneficial owner of the shares of common stock owned by such investment fund reported in this Schedule 13G.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Exhibit I.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Each of the Reporting Persons hereby make the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 11, 2009, by and among DKR Capital Partners, LP, DKR Oasis Management Company, LP,
DKR SoundShore Oasis Holding Fund Ltd. and Seth Fischer.


SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 11, 2009           /s/ Barbara Burger
                                    ___________________________________
                                    DKR CAPITAL PARTNERS, LP
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR OASIS MANAGEMENT COMPANY, LP
                                    By DKR CAPITAL PARTNERS, LP, its
                                    managing general partner;
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR SOUNDSHORE OASIS HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Seth Fischer
                                    ___________________________________
                                    Seth Fischer





                                 EXHIBIT I

                         JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)


           The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 11, 2009           /s/ Barbara Burger
                                    ___________________________________
                                    DKR CAPITAL PARTNERS, LP
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR OASIS MANAGEMENT COMPANY, LP
                                    By DKR CAPITAL PARTNERS, LP, its
                                    managing general partner
                                    By Barbara Burger
                                    President and General Counsel

                                    /s/ Barbara Burger
                                    ___________________________________
                                    DKR SOUNDSHORE OASIS HOLDING FUND, Ltd.
                                    By Barbara Burger
                                    Director

                                    /s/ Seth Fischer
                                    ___________________________________
                                    Seth Fischer